UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Flaherty & Crumrine Preferred and Income Allocation Fund Incorporated

Address of Principal Business Office (No. & Street, City, State, Zip Code):

301 East Colorado Blvd., Suite 720

Pasadena, California 91101

Telephone Number (including area code):

626-795-7300

Name and address of agent for service of process:

Donald F. Crumrine

Flaherty & Crumrine Incorporated

301 East Colorado Blvd., Suite 720

Pasadena, California 91101

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒  YES            ☐  NO

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of Pasadena and State of California on the 25 day of October, 2012.

Flaherty & Crumrine Preferred and Income Allocation Fund Incorporated

By:	/s/ Donald F. Crumrine
Donald F. Crumrine, Chief Executive Officer

Attest:	/s/ Chad Conwell
Chad Conwell, Secretary